UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)*

PRESIDION CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

58446 W 10 9
(CUSIP Number)

M.A.G. Capital, LLC 555 South Flower Street, Suite 4200 Los Angeles, CA 90071
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 58446 W 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mercator Momentum Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 0

		8.	Shared Voting Power 13,429,167 (1)

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 13,429,167 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,429,167 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.0%

14.	Type of Reporting Person (See Instructions) PN

(1) The terms of the warrants to purchase up to 6,400,000 shares of Common Stock do not permit the holder to exercise the warrant if it would cause any of Mercator Momentum, Mercator Momentum III, Focus Fund, MPF or MAG to beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since MAG and Mercator Momentum each beneficially owns 9.99% of the Issuer’s common stock with the full conversion of the Series B Preferred Stock owned by Mercator Momentum and the exercise of warrants for 515,000 shares of common stock, the remaining 5,885,000 shares of common stock issuable upon exercise of the warrants have not been included here.

CUSIP NO. 58446 W 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mercator Momentum Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 0

		8.	Shared Voting Power 13,200,000

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 13,200,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 9.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 58446 W 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mercator Focus Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 0

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 58446 W 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Monarch Pointe Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 0

		8.	Shared Voting Power 13,315,000 (1)

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 13,315,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,315,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) CO

(1) The terms of the warrants to purchase up to 14,200,000 shares of common stock and the terms of the Series B Preferred Stock do not permit the holder to exercise the warrant if it would cause any of Mercator Momentum, Mercator Momentum III, Focus Fund, MPF or MAG to beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since MAG beneficially owns 9.99% of the Issuer’s common stock with the 13,315,000 shares of common stock issuable upon the exercise of the warrants or the conversion of the Series B Shares, the remaining 885,000 shares of common stock issuable upon exercise of the warrants (or the remaining 15,085,000 shares of common stock issuable upon conversion of the Series B Shares) have not been included here.

CUSIP NO. 58446 W 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). M.A.G. Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 0

		8.	Shared Voting Power 13,429,167 (1)

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 13,429,167 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,429,167 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.0%

14.	Type of Reporting Person (See Instructions) IA

(1) The terms of the warrants to purchase shares of common stock and the terms of the Series B Preferred Stock to convert Series B Shares do not permit those shares to be exercised or converted if, following the exercise or conversion, any of Mercator Momentum, Mercator Momentum III, Focus Fund, MPF or MAG would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since MAG beneficially owns 9.99%, only 13,315,000 shares of common stock issuable upon exercise of the warrants or upon conversion of the Series B Preferred Stock have been included here.

CUSIP NO. 58446 W 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David F. Firestone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 581,143

		8.	Shared Voting Power 13,429,167 (1)

		9.	Sole Dispositive Power 581,143

		10.	Shared Dispositive Power 13,429,167 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,010,310 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.4%

14.	Type of Reporting Person (See Instructions) IN

(1) The terms of the warrants to purchase shares of common stock and the terms of the Series B Preferred Stock to convert Series B Shares do not permit those shares to be exercised or converted if, following the exercise or conversion, any of Mercator Momentum, Mercator Momentum III, Focus Fund, MPF or MAG would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since MAG beneficially owns 9.99%, only 13,315,000 shares of common stock issuable upon exercise of the warrants or upon conversion of the Series B Preferred Stock have been included here.

INTRODUCTION

This Amendment No. 2 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities Exchange Commission on March 27, 2003 (as amended, the “Statement”) and Amendment No. 1 to the Statement filed on January 14, 2005 by Mercator Momentum Fund, L.P. (“Momentum Fund”), Mercator Momentum Fund III, L.P. (“Momentum Fund III”), Mercator Focus Fund, L.P. (“Focus Fund”), M.A.G. Capital, LLC (“MAG”) and David F. Firestone (“Firestone”). Capitalized terms not otherwise defined herein have the meanings ascribed thereto in the Statement. Only those Items amended are reported herein.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

Pursuant to that certain Assignment and Assumption Agreement (the “Assignment and Assumption Agreement”) between MAG, MPF, Momentum Fund and Momentum Fund III, on December 21, 2006, MAG irrevocably assigned to MPF, Momentum Fund and Momentum Fund III all of MAG’s right, title and interest in certain of the Issuer’s securities owned by MAG, including MAG’s rights and obligations with respect to such securities. The Issuer’s securities that MAG transferred to MPF, Momentum Fund and Momentum Fund III consisted of the following:

•	Warrants to purchase up to 3,200,000 shares of Common Stock were assigned to Momentum Fund;

•	Warrants to purchase up to 2,200,000 shares of Common Stock were assigned to Momentum Fund III; and

•	Warrants to purchase up to 7,100,000 shares of Common Stock were assigned to MPF.

MAG continues to retain all investment and voting powers with respect to the transferred securities. The parties to the Assignment and Assumption Agreement agreed to use their commercially reasonable efforts to deliver all certificates evidencing the assigned securities and to otherwise complete the transfer of the assigned securities as soon as is reasonably practical.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and supplemented by adding the following:

The percentage of class of securities in row 13 of the cover page is based on the assumption that the Issuer had 121,112,347 shares of Common Stock outstanding, which is based on the reported 100,266,439 shares of Common Stock outstanding as of November 1, 2004, in its Report on Form 10-Q for the quarter ended September 30, 2004, increased by the sale of 20,845,903 shares of Common Stock on February 4, 2005, as reported in the Issuer’s Form 8-K filed on February 9, 2005.

The Reporting Persons directly own the following securities of the Issuer:

•	Momentum Fund owns 114,167 shares of Common Stock, warrants to purchase up to 6,400,000 shares of Common Stock and 6,400 Series B Shares (convertible into 12,800,000 shares of Common Stock).

•	Momentum Fund III owns warrants to purchase up to 4,400,000 shares of Common Stock and 4,400 Series B Shares (convertible into 8,800,000 shares of Common Stock).

•	MPF owns warrants to purchase up to 14,200,000 shares of Common Stock and 14,200 Series B Shares (convertible into 28,400,000 shares of Common Stock).

•	Firestone owns 581,143 shares of Common Stock.

The 2003 February Warrants expired on February 12, 2006 and the 2003 November Warrants expired on November 13, 2006. As a result of the expiration of the 2003 February Warrants and the 2003 November Warrants, Focus Fund no longer holds any securities of the issuer.

As of March 23, 2007, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person identified in Item 2 may be found in rows 11 and 13 of the cover pages.

The powers the Reporting Persons have relative to the securities discussed herein may be found in rows 7 through 10 of the cover pages.

All of the shares of Common Stock beneficially owned by the Reporting Persons are shares of Common Stock outstanding as of the date hereof, and shares of Common Stock that may be acquired upon exercise of Warrants, conversion of Series B Stock at a conversion price of $0.05.

Item 5(b) is amended as follows:

The right to vote and the right to dispose of the shares beneficially owned by Momentum Fund are shared with both MAG and Firestone. The right to vote and the right to dispose of the shares beneficially owned by Momentum Fund III are shared with both MAG and Firestone. The right to vote and the right to dispose of the shares beneficially owned by MPF are shared with both MAG and Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and Firestone.

Item 5(c) is amended as follows:

None of the Reporting Persons have acquired or disposed securities of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and supplemented with the following:

Assignment and Assumption Agreement

The description of the Assignment and Assumption Agreement set forth in Item 4 of this Statement is incorporated herein by this reference.

Item 7.	Material to be Filed as Exhibits.

Attached as Exhibit 7(a) is a copy of the Assignment and Assumption Agreement dated December 21, 2006, by and among MAG, Momentum Fund, Momentum Fund III and MPF.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2007	MERCATOR MOMENTUM FUND, L.P.

	By:	M.A.G. Capital, LLC
its general partner

		By:	/s/ Harry Aharonian
Harry Aharonian,
Portfolio Manager

Dated: March 23, 2007	MERCATOR FOCUS FUND, L.P.

	By:	M.A.G. Capital, LLC
its general partner

		By:	/s/ Harry Aharonian
Harry Aharonian,
Portfolio Manager

Dated: March 23, 2007	MERCATOR MOMENTUM FUND III, L.P.

	By:	M.A.G. Capital, LLC
its general partner

		By:	/s/ Harry Aharonian
Harry Aharonian,
Portfolio Manager

Dated: March 23, 2007	MONARCH POINTE FUND, LTD.

	By:	/s/ Harry Aharonian
Harry Aharonian,
Director

Dated: March 23, 2007	M.A.G. Capital, LLC

	By:	/s/ Harry Aharonian
Harry Aharonian,
Portfolio Manager

Dated: March 23, 2007
/s/ David F. Firestone
David F. Firestone